MERCER INTERNATIONAL REGCO INC.
Suite 2840, 650 West Georgia Street
Vancouver, British Columbia, Canada V6B 4N8

December 14, 2005

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attn:   Carmen Moncada-Terry

Re:              Mercer International Regco Inc.
Registration Statement on Form S-4 (No. 333-126683)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Mercer International Regco Inc. (the "Company") hereby requests that the effective date of the above-referenced Registration Statement on Form S-4 be accelerated to, and that such Registration Statement be declared effective on, December 15, 2005 at 11:00 a.m. (EST), or as soon as practicable thereafter.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
    the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MERCER INTERNATIONAL REGCO INC.

By:          /s/ David M. Gandossi
Name:     David M. Gandossi
Title:       Secretary